Filed by Metrocall Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Metrocall Holdings, Inc.
Exchange Act File No.: 0-21924

Subject Company: Arch Wireless, Inc. Exchange Act File No.
001-14248

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Forms 10-K for the year ended December 31, 2003, in each case as amended by respective Amendments No. 1 on Form 10-K/A filed on April 29, 2004.

Metrocall and Arch will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of April 23, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

* * *
[The following is a press release]

For Immediate Release:
Monday, May 10, 2004

Metrocall Contact:
Timothy J. Dietz
Director, Corporate Communications
& Investor Relations
(703) 660-6677x6231
dietzt@metrocall.com

Metrocall Reports First Quarter 2004
Operating Results

Quarterly Revenues Increase $3.6 Million to $90.7 Million

     Alexandria, VA, Monday, May 10, 2004 — Metrocall Holdings, Inc. (NASDAQ: MTOH), a leading provider of paging and wireless messaging services, today announced total revenues for the first quarter of 2004 of $90.7 million and net income available to common shareholders of $7.5 million for the quarter compared to revenues of $87.1 million and net income available to common shareholders of $2.0 million for the quarter ended December 31, 2003. The Company reported basic and diluted earnings per share available to common stockholders of $1.38 and $1.31 respectively compared to basic and diluted earnings per share of $0.39 and $0.37 per share, respectively for the quarter ended December 31, 2003.

     Total revenues increased $3.6 million from the fourth quarter of 2003 and included both a full quarter’s revenue impact from the November 18, 2003 WebLink acquisition as well as approximately $579,000 of revenues generated from the Company’s consolidated investment in GTES, LLC. GTES, established in February 2004 to provide infrastructure support to the paging industry, is a venture that is 51% owned by Metrocall Ventures, Inc., a Metrocall Holdings subsidiary, and 49% by former management and employees of the paging infrastructure operations of Glenayre, Inc.

     Metrocall Holdings President & CEO Vincent D. Kelly stated, “Metrocall remains focused on servicing and retaining our core direct subscriber base. However, the paging and wireless messaging sector continues to face significant competitive pressures from existing paging suppliers and competing mobile communications technologies.”

     Total revenues were $90.7 million and were comprised of revenues from Metrocall’s “legacy” operations of $72.1 million, revenues associated with the operations of the assets acquired from WebLink Wireless in November 2003 of $18.0 million and GTES LLC revenues of $0.6 million. These compared to pro forma fourth quarter 2003 total revenues of $97.5 million assuming that the WebLink transaction had occurred on October 1, 2003.

     Kelly further stated, “Our operating results were also influenced by three strategic activities in addition to our ongoing sales and customer service initiatives, yet are each important to our business plan: the integration of the major assets of WebLink Wireless; the expenses incurred related to the preparation of the proposed Metrocall/Arch Wireless Merger agreement and our investment in GTES.”

     Total operating expenses including, cost of products sold, service, rent and maintenance, selling and marketing and general and administrative expenses for the first quarter of 2004 totaled approximately $65.9 million, an increase of approximately $5.7 million from reported fourth quarter operating expenses, but a pro-forma decrease of $4.3 million from the fourth quarter of 2003 had WebLink’s operating results been included for the full quarter. Metrocall also continued to expense merger related deal costs as incurred. Operating expenses included approximately $1.2 million in general and administrative expenses related to legal and other expenses associated with the proposed merger between Metrocall and Arch Wireless, Inc. and $421,000 related to the operations of GTES.

     Kelly continued, “Metrocall has been able to exceed our first quarter cost containment and integration targets with respect to the WebLink Wireless acquisition. We expect to realize further recurring cost savings as the integration continues during throughout 2004.”

     Metrocall reported a decline of 239,522 units in service during the first quarter to 3,225,422. This reduction was comprised of 221,811 traditional paging units and 17,711 advanced (two-way) messaging units. Of the subscriber unit reduction, approximately 37.9% and 62.1% were from direct and indirect distribution channels, respectively. Average revenue per direct and indirect unit in service was $7.24 for traditional and $18.69 for advanced messaging, representing an increase of $0.15 and a decrease of $3.48 per unit, respectively from the three months ended December 31, 2003. The reduction in advanced ARPU reflects a full quarter of operations and contribution from the WebLink carrier services unit. This unit provides traditional and advanced messaging services on a wholesale basis to other telecommunications and paging carriers and generates lower average revenue per unit statistics because the Company is not required to invoice or provide customer service to the end user receiving the service.

     As of March 31, 2004, Metrocall had cash and cash equivalents of $14.7 million, no long-term debt securities and $6.7 million aggregate liquidation value of redeemable series A preferred outstanding, all which will be redeemed on May 17, 2004. Upon the completion of the May 17th redemption, Metrocall will be debt free, having fully redeemed $140 million of original principal in debt and preferred stock in just over a year and a half since emerging from its restructuring.

     On March 29, 2004, Metrocall announced the execution of a definitive merger agreement with Arch Wireless, Inc. (“Arch”). Under terms of the agreement, Metrocall shareholders will receive $150 million in cash for 2 million shares of Metrocall common stock and a new holding company will be formed to own both Arch and Metrocall of which Arch and Metrocall shareholders will own approximately 72.5% and 27.5%, respectively. The merger is subject to shareholder and various regulatory approvals. Arch and Metrocall have made various applications for these approvals and are currently developing a joint proxy/registration statement to obtain shareholder approvals. Arch and Metrocall anticipate the merger to be completed in the second half of 2004.

About Metrocall Wireless, Inc.

     Metrocall Wireless, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. On March 29, 2004, Metrocall and Arch Wireless, Inc. announced a merger agreement that would result in a combination of the two businesses. That transaction is subject to several conditions, including shareholder and regulatory approvals. For more information on Metrocall please visit our Web site and online store at www.metrocall.com or call 800-800-2337.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes “forward-looking statements,” within the meaning of the federal securities laws, that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall’s most recent annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as its other filings with the Securities and Exchange Commission, for a complete discussion of these and other important factors that could cause actual results to differ materially from those projected by these forward-looking statements.

METROCALL HOLDINGS, INC. AND SUBSIDIARIES
BALANCE SHEETS
(Unaudited)
(In thousands, except share and per share information)

	March 31,	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,697	$35,602
Restricted cash	547	547
Accounts receivable, less allowance for doubtful accounts of and $6,822 and $6,965 as of March 31, 2004 and December 31, 2003, respectively	20,163	27,262
Prepaid expenses and other current assets	10,019	11,431
Deferred tax assets, net of allowance	2,782	2,592

Total current assets	48,208	77,434

PROPERTY AND EQUIPMENT:
Land, buildings and leasehold improvements	2,564	2,082
Furniture, office equipment and vehicles	23,552	23,033
Paging and plant equipment	75,479	72,589
Less — Accumulated depreciation and amortization	(44,106)	(36,422)
	57,489	61,282
INTANGIBLE ASSETS, net of accumulated amortization of approximately $231 and $107 as of March 31, 2004 and December 31, 2003, respectively.	2,200	1,746
DEFERRED TAX ASSETS, net of allowance	48,834	50,494
OTHER ASSETS	4,772	4,805

TOTAL ASSETS	$161,503	$195,761

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$582	$815
Current maturities of series A redeemable preferred	5,562	25,000
Accounts payable	9,449	9,900
Accrued expenses and other current liabilities	25,451	26,496
Deferred revenue and subscriber deposits	14,948	18,385

Total current liabilities	55,992	80,596
CAPITAL LEASE AND OTHER LONG-TERM DEBT, less current maturities	17	41
OTHER LONG-TERM LIABILITIES.	3,599	3,492
SERIES A REDEEMABLE PREFERRED STOCK	—	18,351

Total liabilities	59,608	102,480
COMMITMENTS AND CONTINGENCIES:
STOCKHOLDERS’ EQUITY
Common stock, par value $.01 per share; 7,500,000 shares authorized; 5,462,285 shares and 5,461,160 shares issued and outstanding at March 31, 2004 and December 31, 2003, respectively	55	55
Additional paid-in capital	81,283	80,661
Unearned compensation.	—	(458)
Retained earnings	20,557	13,023

Total stockholders’ equity	101,895	93,281

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$161,503	$195,761

METROCALL HOLDINGS, INC. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except share and per share information)

	Three Months Ended
	March 31,
	2004	2003
REVENUES:
Service, rent and maintenance revenues.	$86,810	$82,848
Product sales	3,903	4,541

Total revenues	90,713	87,389

OPERATING EXPENSES:
Cost of products sold (exclusive of depreciation and amortization shown separately below)	940	979
Service, rent and maintenance (exclusive of depreciation and amortization shown separately below)	28,827	23,474
Selling and marketing (exclusive of depreciation and amortization shown separately below)	9,283	11,982
General and administrative (exclusive of depreciation and amortization shown separately below)	26,826	26,768
Restructuring expense	—	5,726
Depreciation	8,300	9,770
Amortization	119	1,898

Total operating expenses	74,295	80,597

Income from operations	16,418	6,792
INTEREST EXPENSE	(137)	(2,149)
INTEREST EXPENSE — DIVIDENDS AND ACCRETION OF SERIES A PREFERRED	(3,214)	—
INTEREST AND OTHER INCOME (EXPENSE), NET	(58)	231

INCOME BEFORE INCOME TAXES	13,009	4,874
INCOME TAX PROVISION	(5,475)	(1,912)

Net income	7,534	2,962
PREFERRED DIVIDENDS AND ACCRETION	—	(2,985)

Income/(loss) available to common stockholders	$7,534	$(23)

Basic earnings/(loss) available to common stockholders	$1.38	$(0.00)

Diluted earnings/(loss) available to common stockholders	$1.31	$(0.00)

Basic weighted-average common shares outstanding	5,462,013	4,956,990

Diluted weighted-average common shares outstanding	5,762,208	4,956,990

METROCALL HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(Unaudited)
(In Thousands)

	Three Months Ended
	March 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,534	$2,962
Adjustments to reconcile net income to net cash provided by operating activities Depreciation and amortization	8,419	11,668
Amortization of unearned compensation	458	780
Stock-based compensation	622	—
Accretion on and issuance of PIK Notes	—	924
Interest expense-accretion of Series A Preferred	2,211	—
Interest expense-accretion on long-term liabilities	120	701
Deferred income tax provision	1,469	1,912
Cash provided by (used in) changes in assets and liabilities:
Restricted cash	—	(1,865)
Accounts receivable	6,745	2,923
Prepaid expenses and other current assets	1,412	(1,157)
Accounts payable	(451)	(594)
Deferred revenues and subscriber deposits	(3,437)	(901)
Accrued expenses and other current liabilities	(1,045)	2,479
Other assets and long-term liabilities	20	(254)

Net cash provided by operating activities	24,077	19,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,725)	(1,515)

Net cash used in investing activities	(4,725)	(1,515)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(257)	(50,227)
Redemption of series A preferred	(40,000)	—

Net cash used in financing activities	(40,257)	(50,227)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,905)	(32,164)
CASH AND CASH EQUIVALENTS, beginning of period	35,602	47,530

CASH AND CASH EQUIVALENTS, end of period	$14,697	$15,366

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for interest	$—	$491

Cash payments for income taxes	$68	$—

Cash payments for series A preferred dividends (interest)	$1,003	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ITEMS:
Preferred stock dividends and accretion	$—	$2,985

METROCALL HOLDINGS AND SUBSIDIARIES
SELECTED UNAUDITED UNIT DATA
FOR THE QUARTER ENDED

	March 31,	June 30,	September 30,	December 31,		March 31,
	2003	2003	2003	2003		2004
Direct Units in Service:
Beginning units in service	2,333,052	2,237,989	2,170,290	2,105,617		2,263,643
Units in service growth (decline)	(95,063)	(67,699)	(64,673)	(53,211)		(90,871)
Unit acquired from Weblink	—	—	—	211,237	(b)	—

Ending units in service	2,237,989	2,170,290	2,105,617	2,263,643		2,172,772

Indirect Units in Service:
Beginning units in service	1,386,332	1,159,276	961,574	907,809		1,201,301
Units in service growth (decline)	(227,056)	(197,702)	(53,765) (a)	(128,953)		(148,651)
Units acquired from Weblink	—	—	—	422,445	(b)	—

Ending units in service	1,159,276	961,574	907,809	1,201,301		1,052,650

Total units in service	3,397,265	3,131,864	3,013,426	3,464,944		3,225,422

(a) Includes 73,000 units acquired from a reseller on September 30, 2003

(b) We have reclassified 72,112 units acquired from Weblink into indirect distribution channels from prior quarter presentation as they will be managed from indirect channels in fiscal year 2004.